FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.

Name and Address of Company

CanAlaska Uranium Ltd.

Suite 1020 – 625 Howe Street, Vancouver, British Columbia, Canada, V6C 2T6

Item 2.

Date of Material Change

November 23, 2010

Item 3.

News Release

The news release was disseminated through Canada Newswire on November 23, 2010.

Item 4.

Summary of Material Change

CanAlaska Hires Senior Geophysical Consultant

Item 5.

Full Description of Material Change

5.1

Full Description of Material Change

CanAlaska is pleased to report the appointment of Dr. Jules Lajoie as Senior Consulting Geophysicist for the Company.  Dr. Lajoie has 35 years experience and was previously geophysicist with Cominco Ltd., TeckCominco Ltd., and Teck Ltd, and was the chief geophysicist with all three, responsible for a staff of geophysicists at offices around the world.

Dr. Lajoie has a M.Sc. in geophysics from UBC, and Ph.D. in geophysics (electromagnetic modeling) from the University of Toronto. He is a registered P.Eng in BC and has been a member of the Geoscience committee at APEGBC for many years. Dr. Lajoie has a very strong background in electromagnetics and induced polarization methods and was the key driver for the use of the UTEM system for deep exploration. For some time he has been involved with research teams for the interpretation of complex electromagnetic problems.

Dr. Karl Schimann, VP Exploration commented “Jules has an excellent understanding of exploration and the new geophysical methods and research that CanAlaska has been involved with over the past 6 years.  Dr. Guy Marquis previously built us a high level of understanding of the processes and methods we could use to identify deep uranium targets in the Athabasca basin, and Dr. Lajoie has an extensive skill set which will allow us to continue to move forward to discovery.  Dr. Lajoie's  extensive experience and skill set will allow us to further improve our geophysical expertise and continue to move forward to discoveries. We are very pleased to have such a strong addition to our team.”

Peter Dasler, M.Sc., P Geo. is the Qualified Person responsible for this news release.

5.2

Disclosure for Restructuring Transactions

Item 6.

Reliance on Subsection 7.1(2) of National Instrument 51-102

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7.

Omitted Information

Not Applicable

Item 8.

Executive Officer

Frances Petryshen

Telephone:  604-688-3211      Facsimile:  604-688-3217

Item 9.

Date of Report

Dated at the City of Vancouver, in the Province of British Columbia this 23rd day of November 2010.